SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Textura Corporation
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

883211104
(CUSIP Number)

Jonathan Piurko, Esq.
Northwater Capital Management Inc.
Suite 4700, Brookfield Place
Bay Wellington Tower
181 Bay Street, P.O. Box 794
Toronto, Ontario  M5J 2T3
(416) 360-2090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

June 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883211104	Page 2 of 10 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS David Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,876,008*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,876,008*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,876,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%*
14	TYPE OF REPORTING PERSON IN
* See Item 5.

CUSIP No. 883211104	Page 3 of 10 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Northwater Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,876,008*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,876,008*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,876,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 883211104	Page 4 of 10 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Northwater Capital Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,715,788*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,715,788*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,715,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 883211104	Page 5 of 10 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,711,413*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,711,413*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,711,413*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14	TYPE OF REPORTING PERSON PN
* See Item 5.

CUSIP No. 883211104	Page 6 of 10 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 3A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,156,508*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,156,508*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,156,508*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON PN
* See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Textura Corporation, a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is Textura Corporation, 1405 Lake Cook Road, Deerfield, IL 60015.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	David Patterson ( “Mr. Patterson”), an individual;

(ii)	Northwater Capital Inc. (“NW Capital”), a corporation established under the laws of Ontario;

(iii)	Northwater Capital Management Inc. (“NW Capital Management”), a corporation established under the laws of Ontario;

(iv)	Northwater Intellectual Property Fund L.P. 1 (“NWIP Fund 1”), a limited partnership established under the laws of Delaware; and

(v)	Northwater Intellectual Property Fund L.P. 3A (“NWIP Fund 3A”), a limited partnership established under the laws of Delaware.

Mr. Patterson indirectly controls NW Capital, which owns all of the equity interests in NW Capital Management.  NW Capital Management is the investment advisor to each of NWIP Fund 1 and NWIP Fund 3A.

Schedule I hereto with respect to NW Capital, Schedule II hereto with respect to NW Capital Management, Schedule III hereto with respect to NWIP Fund 1 and Schedule IV hereto with respect to NWIP Fund 3A each set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) for each such Reporting Person and for Patterson Equities Inc., which controls NW Capital.

(b)  The principal business address of each Reporting Person is Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3.  Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the address of each of the Scheduled Persons.

(c) The principal business of NW Capital is to serve as a holding company for NW Capital Management and certain other entities and to invest and trade in securities for its own account.  The principal business of NW Capital Management is to serve as an investment advisor to NWIP Fund 1, NWIP Fund 3A and certain other investment funds and accounts.  The principal businesses of NWIP Fund 1 and NWIP Fund 3A are investing and trading in securities.  Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person and Mr. Patterson.

(d),(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the citizenships of each of Mr. Patterson and the Scheduled Persons who are natural persons.

Item 3. Source and Amount of Funds or Other Consideration

NW Capital expended an aggregate of approximately $1,922,281 of its working capital to acquire the 147,202 shares of Common Stock and the warrants to purchase 13,018 shares of Common Stock directly held by it.

NWIP Fund 1 expended an aggregate of approximately $11,466,245 of its working capital to acquire the 2,711,413 shares of Common Stock directly held by it.

NWIP Fund 3A expended an aggregate of approximately $13,868,062 of its working capital to acquire the 924,537 shares of Common Stock and the warrants to purchase 231,971 shares of Common Stock directly held by it.

Item 4. Purpose of the Transaction

The securities covered by this Schedule 13D were acquired for investment purposes.  As of the date of this Schedule 13D, Mr. Patterson serves as a director of the Issuer.  In Mr. Patterson’s capacity as a director, and in his capacity as an executive officer of NW Capital and NW Capital Management, Mr. Patterson has engaged and will continue to engage in discussions with the management, members of the board of directors and other representatives of the Company, other security holders of the Company and other persons from time to time with respect to various matters, including the subject class of securities and the business and operations of the Company.

Except as otherwise set forth herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, the Scheduled Persons have any specific plans or proposals that relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons intend to review and analyze their investments in the Company on a continuing basis. As a result of such review and analysis, the Reporting Persons may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in clause (a) through (j) above.

Item 5. Interest in Securities of the Issuer

(a)-(b) NWIP Fund 1 directly holds 2,711,413 shares of Common Stock.

NWIP Fund 3A directly holds 924,537 shares of Common Stock and warrants to purchase 231,971 shares of Common Stock.

As the investment advisor to NWIP Fund 1, NWIP Fund 3A and another investment fund, NW Capital Management may be deemed to share voting and investment power with such funds over the 4,269,096 shares of Common Stock and warrants to purchase 446,692 shares of Common Stock held directly by them.

NW Capital directly holds 147,202 shares of Common Stock and warrants to purchase 13,018 shares of Common Stock.  As the sole stockholder of NW Capital Management, NW Capital may be deemed to also share voting and investment power over the 4,269,096 shares of Common Stock and warrants to purchase 446,692 shares of Common Stock beneficially owned by NW Capital Management.

As the controlling stockholder of the parent entity of NW Capital, Mr. Patterson may be deemed to share voting and investment power over the 4,416,298 shares of Common Stock and warrants to purchase 459,710 shares of Common Stock beneficially owned by NW Capital.

All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 22,838,588 shares of Common Stock that the Company has advised the Reporting Persons were outstanding as of June 7, 2013 following the consummation of the initial public offering of the Company plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

(c) In the Company’s initial public offering of Common Stock, NWIP Fund 3A purchased 245,001 shares of Common Stock at the offering price of $15.00 per share of Common Stock.  Except as stated in this Item 5(c), neither the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 1 with respect to the joint filing of this Schedule 13D and any amendment thereto.

Except as referenced above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated as of June 17, 2013, by and among David Patterson, Northwater Capital Inc., Northwater Capital Management Inc., Northwater Intellectual Property Fund L.P. 1, and Northwater Intellectual Property Fund L.P. 3A.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013 Dated: June 17, 2013 Dated: June 17, 2013 Dated: June 17, 2013 Dated: June 17, 2013
DAVID PATTERSON

/s/ David Patterson

NORTHWATER CAPITAL INC.

By: /s/ Jonathan Piurko
      Name:  Jonathan Piurko
      Title:    Managing Director

NORTHWATER CAPITAL MANAGEMENT INC.

By: /s/ Jonathan Piurko
      Name:  Jonathan Piurko
      Title:    Managing Director

NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 1
BY: NORTHWATER IP 1 GP INC., ITS GENERAL PARTNER

By: /s/ Jonathan Piurko
      Name:  Jonathan Piurko
      Title:    Managing Director

NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 3A
BY: NORTHWATER IP 3 GP INC., ITS GENERAL PARTNER

By: /s/ Jonathan Piurko
      Name:  Jonathan Piurko
      Title:    Managing Director

SCHEDULE I

Northwater Capital Inc.

The following table sets forth the name, position with Northwater Capital Inc., present principal occupation, business address and citizenship of each director and executive officer of Northwater Capital Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David Patterson Chairman and Chief Executive Officer	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Chairman and Chief Executive Officer of NW Capital Management	Canada
Daniel Mills Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Frances Kordyback Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Jonathan Piurko Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada

Northwater Capital Inc. is controlled by its sole stockholder, Patterson Equities Inc.  Patterson Equities Inc. has a business address of 336 Spadina Road, Unit 1201, Toronto, Ontario M5R 2V8, and is incorporated in Ontario.  The principal business of Patterson Equities Inc. is to serve as a holding company for NW Capital and certain other entities and to invest and trade in securities for its own account.

The following table sets forth the name, position with Patterson Equities Inc., present principal occupation, business address and citizenship of each director and executive officer of Patterson Equities Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David Patterson Director and President	336 Spadina Road Unit 1201 Toronto, Ontario M5R 2V8	Chairman and Chief Executive Officer of NW Capital Management	Canada
Anne Patterson Director and Treasurer	336 Spadina Road Unit 1201 Toronto, Ontario M5R 2V8	Treasurer of Patterson Equities Inc.	Canada

SCHEDULE II

Northwater Capital Management Inc.

The following table sets forth the name, position with Northwater Capital Management Inc., present principal occupation, business address and citizenship of each director and executive officer of Northwater Capital Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David Patterson Chairman and Chief Executive Officer	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Chairman and Chief Executive Officer of NW Capital Management	Canada
Daniel Mills Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Frances Kordyback Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Jonathan Piurko Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada

See Schedule I above for information with regard to the other Scheduled Persons in respect of Northwater Capital Management Inc.

SCHEDULE III

Northwater Intellectual Property Fund L.P. 1

NWIP Fund 1 is controlled by its general partner, Northwater IP 1 GP Inc.  Northwater IP 1 GP Inc. has a business address of 181 Bay Street, Suite 4700, Brookfield Place, Bay Wellington Tower, Toronto, Ontario M5J 2T3 and is organized under the laws of Ontario.  The principal business of Northwater IP 1 GP Inc. is to serve as the general partner of NWIP Fund 1.

The following table sets forth the name, position with Northwater IP 1 GP Inc., present principal occupation, business address and citizenship of each director and executive officer of Northwater IP 1 GP Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David Patterson Chairman and Chief Executive Officer	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Chairman and Chief Executive Officer of NW Capital Management	Canada
Daniel Mills Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Frances Kordyback Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Jonathan Piurko Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada

NW Capital is the sole stockholder of Northwater IP 1 GP Inc.  See Schedule I above for information with regard to the other Scheduled Persons in respect of Northwater Intellectual Property Fund L.P. 1.

SCHEDULE IV

Northwater Intellectual Property Fund L.P. 3A

NWIP Fund 3A is controlled by its general partner, Northwater IP 3 GP Inc.  Northwater IP 3 GP Inc. has a business address of 181 Bay Street, Suite 4700, Brookfield Place, Bay Wellington Tower, Toronto, Ontario M5J 2T3 and is organized under the laws of Ontario.  The principal business of Northwater IP 3 GP Inc. is to serve as the general partner of NWIP Fund 3A.

The following table sets forth the name, position with Northwater IP 3 GP Inc., present principal occupation, business address and citizenship of each director and executive officer of Northwater IP 3 GP Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
David Patterson Chairman and Chief Executive Officer	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Chairman and Chief Executive Officer of NW Capital Management	Canada
Daniel Mills Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Frances Kordyback Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada
Jonathan Piurko Managing Director	Suite 4700, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 794, Toronto, Ontario M5J 2T3	Managing Director of NW Capital Management	Canada

NW Capital is the sole stockholder of Northwater IP 3 GP Inc.  See Schedule I above for information with regard to the other Scheduled Persons in respect of Northwater Intellectual Property Fund L.P. 3A.